Filed by Union Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

(Commission File No. 001-32968)

Date: May 22, 2017

Union Bankshares Acquisition of Xenith Bankshares

Frequently Asked Questions

May 22, 2017

Why we are merging:

Q.	What does this announcement mean for Union?

A.	We announced that Union and Xenith have signed an acquisition agreement, which is subject to certain closing conditions, whereby Xenith will merge into Union.

The announcement fits in with our Evolution 2018 stated growth plans. Once merged, our assets will be $11.9 billion, deposits of $9.2 billion and loans of $8.9 billion. We will operate 148 branches and more than 220 ATMs across Virginia, North Carolina and Maryland. Our size and footprint will be unmatched by any other community bank based in the region and we will have locations where you work, live and play.

The new Union will have the strength and convenience that underlies being a larger bank, but retain our strong commitment to enriching the lives and communities we serve. We will offer a unique value to our customers – one that no other community bank in our footprint offers.

Q.	Why Xenith Bank?

A.	Xenith has grown since it was started in 1987 to become one of the larger community banks headquartered in Richmond, Virginia. As of May 22, 2017, Xenith has ~450 associates, 42 branches and a significant presence in Hampton Roads, Richmond as well as North Carolina and Maryland.

We both share a commitment to community banking, delivering a best-in-class customer experience and top tier financial performance supported by a high performing culture. By combining, we will create a bank with the size and scale to compete with banks of any size and accelerate our progress to generate top-tier financial performance for our shareholders and a rewarding experience for our teammates.

Q.	Now that Union has announced its acquisition of Xenith, What happens next?

A.	The announced agreement contains several closing conditions that must be satisfied before the acquisition can be completed. We will now begin the process of obtaining regulatory and shareholder approval and working towards a closing date of the transaction. Between now and the closing date, there will be no changes in Union’s day-to-day business operations and we will continue to operate independently.

Q.	When is the “closing date”?

A.	The closing date is when Union Bankshares (the holding company) officially acquires Xenith Bankshares, Inc., post regulatory and shareholder approval. This is when Xenith will officially merge with Union Bank & Trust and the associates will become Union Bank & Trust Teammates. The closing date is still to be determined, but hopefully after all the approvals are received, we will close in early January 2018.

Q.	What will the Executive Organizational structure be for Union?

A.	Union’s Executive Leadership Team led by John Asbury will lead the combined organization. The Xenith leadership team will continue to lead Xenith with a focus on the current business and will be active leaders in the integration within their respective functions through the close date.

Q.	Will we change our name?

A.	No. We’ve built a strong brand and the company will continue to use the Union Bank & Trust name in Virginia. Following system conversion, Union will re-brand the Xenith locations in Virginia and Maryland. Locations in North Carolina will continue to use the Xenith name as a division of Union.

Q.	Will our headquarters move?

A.	No. Our headquarters will remain at Three James Center in Richmond.

Q.	Where will back-office operations be located?

A.	The Ruther Glen operations center will continue to be the primary location for centralized back-office operations for the combined organization.

Q.	In the interim – until closing, is there anything we should or should not do?

A.	We need each of you to stay focused on delivering a best in class customer experience.

Q.	Who will lead the merger integration?

A.	We will form an Integration Management Team with representatives from Union and Xenith to map out the integration of the two companies. We will leverage the same project management approach that has served us well in the past. The membership will be communicated as soon as it is identified. Managers from both banks will participate in this integration.

Q.	How will we receive updates regarding the acquisition?

A.	Union and Xenith will maintain consistency on the high level content and timing of communications. However, the medium and tone will be defined by each bank separately. Xenith employees will receive communications directly from Xenith management and Union teammates will receive communications directly from Union management.

Q.	How will information be shared with our Xenith counterparts?

A.	Information sharing should take place between Union and Xenith management counterparts. Any requests for a Union employee to share information with Xenith must come from a member of Union management. Management and teammates should use the ‘common sense test’ and should not talk about information that makes you feel uncomfortable and please promptly ask any questions to a member of Union management. See Q&A below regarding sharing of customer information.

TEAMMATE IMPACT:

Q.	How does this impact our culture?

A.	We remain committed to creating a strategically aligned, high performing, customer focused culture. The foundation of our culture is built upon our values: Commitment, Integrity and Trust, Knowledge, Respect, Teamwork and Customer Focus. Xenith’s culture is built upon their values: Character, Leadership, Communication, Excellence, Collaboration and Learning. There is quite a lot of overlap in these values.

In the coming months, Xenith associates will have the opportunity to participate in Union’s insight survey. We will leverage the results to assist us in identifying what Xenith values most about their current culture and what they would change. These results will help to focus on areas most important to our new teammates.

Q.	Will my job with Union be impacted?

A.	There will be minimal job impact for Union teammates. It will be business as usual.

Q.	Will Xenith Associates jobs be impacted?

A.	As is customary with merger transactions, there will be redundancy in certain positions as a result of the merger. In the coming weeks we will evaluate the needs of the organization with a goal of creating efficiency and delivering a best in class customer experience. What we do know now:

Branch: There is very little duplication of the branch locations. Associates in locations that we currently don’t operate will continue to be employed. We have 3 branches in the Richmond location where there will be overlap. Teammates in these branches that are being consolidated will be placed in other branches in Richmond.

Commercial: It is very important that we retain the commercial team from Xenith. While there is overlap in the Richmond market, the market is large enough to support teams from both organizations. Our lending in Richmond has primarily been heavier on CRE while the legacy Xenith Richmond team was built to support C&I lending. When we combine the teams, we will build a preeminent commercial lending operation in Richmond. In other key markets, we gain a dedicated C&I lending presence in Northern Virginia, with specialized expertise in government contracting, and also gain a sizable presence in south side of Hampton Roads. When you look at Hampton Roads, Union currently has only four bankers in Virginia Beach so now we’ll have a large enough team to support Virginia’s second largest market.

Q.	Will my benefits change after the merger?

A.	Union’s benefits and programs will remain intact. Xenith associates who join Union will transition into our benefit programs after the merger.

CUSTOMERS and IMPACT:

Q	What customer system will be used and when is the conversion scheduled?

A.	We expect to convert Xenith to the Horizon core applications. The system conversion date is still to be determined, but hopefully will be 2Q 2018 at the latest. A date will be announced as soon as possible. We expect the other integrated systems used by Union to remain the systems of choice. Until systems are converted Xenith will continue to operate under the Xenith name and systems.

Q.	How will this affect our customers?

A.	Since we expect Xenith will convert to Union systems, we do not expect the integration to have any impact on our current customers.

Q.	What do I say if customers ask me questions?

A.	This is exciting news for our company. Please feel free to share our press release as appropriate or use the frequently asked questions for customers – which are posted on the Intranet.

Q. Will Xenith customers be able to use our branches?

A.	No. Until the conversion and integration is complete, the branches operating under the Xenith name will use different systems than other Union branches. You should continue to use Union Bank & Trust as your bank.

Q.	To what extent should specific customer information be shared?

A.	Customer information should not be shared until after the closing date of the acquisition. Please contact Rachael Lape, Union General Counsel, with questions or for guidance in the event you receive a request for client data.

Q:	Where can Teammates go to find more information?

A:	We will continue to provide information on the Intranet as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions.

External and press calls should be directed to: Bill Cimino at extension x2355 or 804-448-0937.

If you have a question that isn’t listed above, please contact: unionintegration@bankatunion.com and we’ll work on getting you an answer.

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Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this Rule 425 filing may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Xenith or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of Union and Xenith believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Xenith will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union and Xenith undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.